Via Facsimile and U.S. Mail
Mail Stop 6010

March 26, 2009

Mr. Christopher Gilcher
Seafarer Exploration Corp.
Principal Financial and Accounting Officer
14497 N. Dale Mabry Highway,
Suite 209N
Tampa, FL 33618

> **Re:** **Seafarer Exploration Corp.**
> **Item 4.01 Form 8-K**
> **Filed March 25, 2009**
> **File No. 000-29461**

Dear Mr. Gilcher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K

1.   It appears an Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of your former auditors. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

2.   The current disclosure in the second paragraph does not appear to comply with Item 304(a)(2). Please amend the filing to address the following matters:

    a.   Please revise the first sentence to explicitly state, "the subsequent interim period through March 17, 2009". This also applies to the third paragraph.

    b.   With respect to part (ii) of the second sentence, please revise your disclosure to also state whether if "either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue".

3.   The current disclosure in the third paragraph does not appear to comply with Item 304(a)(1)(ii). Please amend the filing to explicitly state whether Meyler & Company, LLC 's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles. Also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.

4.   Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Meyler & Company, LLC, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

*   *   *   *

    As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant